

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Charles Eidson
Executive Vice President and Chief Financial Officer
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620

      Re: Contura Energy, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed March 18, 2020
         File No. 001-38735

Dear Mr. Eidson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Energy & Transportation